

$255,000,000
2.875% Convertible Senior Notes due 2024
and
Common Stock Issuable Upon Conversion of the Notes

This document supplements our prospectus dated April 30, 2004, relating to $255,000,000 aggregate principal amount of our 2.875% Convertible Senior Notes Due 2024 and the common stock issuable upon conversion of the notes. You should read this prospectus supplement in conjunction with the accompanying prospectus, which is to be delivered by selling securityholders to prospective purchasers along with this prospectus supplement. The information in the following table supplements the information set forth under the caption "Selling Security Holders" in the prospectus.

Name	Principal Amount of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May Be Sold	Percentage of Common Stock Outstanding (1)
Argent Classic Convertible Arbitrage Fund L.P.	$810,000	*	63,232	*
Argent Classic Convertible Arbitrage Fund II, L.P.	$80,000	*	6,245	*
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	$3,760,000	1.5%	293,521	*
JP Morgan Securities Inc.(2)	$225,000	*	17,564	*
Xavex Convertible Arbitrage 10 Fund	$340,000	*	26,542	*

*   Less than 1%

(1)   Calculated using 307,072,860 shares of common stock outstanding as of March 31, 2004. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder's notes, but we did not assume conversion of any other holder's notes.

(2)   JP Morgan Securities Inc. also beneficially owns 538,889 shares of our common stock.

Investing in the notes involves risks. See "Risk Factors" beginning on page 10 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 12, 2004.